EXHIBIT 99.1

Yamana Gold Provides Notice of Second Quarter 2021 Results and Notice Relating to Updates on Phase 2 Expansion at Jacobina and Construction of the Odyssey Project and Wasamac Project

TORONTO, June 29, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE:AUY) (“Yamana” or “the Company”) will release its second quarter 2021 operational and financial results after the market close July 29, 2021, followed by a conference call and webcast on July 30, 2021, at 9:00 am ET.

Concurrently with the operational and financial second quarter results, the Company will also provide a detailed update on the Phase 2 expansion of the Jacobina mine as well as an update on the construction of the Odyssey underground project at Canadian Malartic along with certain other progress updates on development projects and exploration. Furthermore, the Company expects to announce the results of the feasibility update on the Company’s wholly-owned Wasamac project in Quebec in advance of its second quarter results, and plans a separate detailed presentation conference call and webcast relating to the project development soon after the announcement.

Second Quarter 2021 Conference Call

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free UK	00-80042228835
Passcode	4990591#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK)	00-80033663052
Passcode:	1816940#

The conference call replay will be available from 12:00 p.m. EDT on July 30, 2021, until 11:59 p.m. EDT on August 30, 2021.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888